Exhibit 2.1

Description of Securities

Nova Ltd., an Israeli corporation (the “Company,” “we,” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s ordinary shares. The following is a summary of some of the terms of our ordinary shares based on our articles of association, as may be amended and restated from time to time (the “Articles”), and Israeli law.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles and Israeli law.

Name of exchange on which registered: Our ordinary shares began trading on Nasdaq on April 11, 2000 under the symbol “NVMI”. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange Ltd. in 2002 under the symbol “נובה”.

Restrictions on Securities: The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles or the laws of the State of Israel, except for anti-terror legislation and except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Registration.

The Company was incepted and registered with the Israeli Registrar of Companies on May 17, 1993, under registration number 51-181-246-3.

Purpose of the Company. The purposes of the Company, as provided by Article 4 of our Articles, are (a) to invent, design, plan, develop, manufacture, market and trade in the field of measuring instruments in electronics, micro-electronics, medicine, chemistry, metallurgy, ceramics and any other field, (b) to initiate, participate, manage, execute, import and export any kind of project within the borders of the State of Israel and/or outside Israel, (c) to register patents, trademarks, trade names, intellectual property rights, marketing rights and any other right of any kind whatsoever, both in Israel and abroad and (d) to engage in any legal activity, both in Israel and abroad.

Share Capital.

Our authorized share capital consists of 60,000,000 ordinary shares. All of our issued and outstanding shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

The Company currently has one class of ordinary shares. The Articles provide that the board of directors may decide on a distribution, subject to the provisions set forth under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Articles. Under the Companies Law and the regulations promulgated thereunder, dividends may be paid out of net earnings, as calculated under that law, for the two years preceding the distribution of the dividend and retained earnings. If we do not meet the aforementioned profitability criteria, then we may distribute dividends only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase without obtaining court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. For more information, see the Company’s balance sheet and the statement of shareholders’ equity in the financial statements.

Each ordinary share entitles its holder to the following rights:
•
the equal right to participate in and vote at general meetings of the shareholders, and each share entitles its holder thereof, who is present and participating in the vote, whether in person or by proxy, to one vote;

•	the equal right to participate in any distribution; and
•	the equal right to participate in the distribution of assets available for distribution in the event of liquidation of the company.

Transferring Shares.

According to the Articles, our shares may be freely transferred, unless the transfer is restricted or prohibited by another agreement, undertaking or any applicable law.

Changes of Rights of Holders of the Shares.

According to the Articles, any change in the rights and privileges of the holders of any class of shares requires the approval of a class meeting of such class of shares by a simple majority (unless otherwise provided by the Companies Law or the regulations thereto or by the terms of issue of the shares of that class).

Amendments to the Articles of Association.

Our Articles may be amended by a simple majority vote of our shareholders. The amendment of certain provisions requires however the approval of at least 75% of the members of our board of directors to be obtained prior to the approval of our shareholders. These provisions provide that (i) the Company’s headquarters be located in Israel; (ii) our company’s annual and special meetings of the shareholders be convened in Israel, and that a majority, and not less than four, of the Company’s board of director sessions be convened in Israel; (iii) a majority of the members of our board of directors must be residents of Israel; and (iv) unless otherwise consented to in writing by us, the courts of the State of Israel will be the sole and exclusive forum for (a) any derivative action or proceeding on behalf of our company, (b) any action related to claims of breach of a fiduciary duty or other wrongdoing by a director, officer of other employee of our company; (c) any action arising pursuant to any provisions of the Companies Law or the Articles; or (d) any action to interpret, apply, enforce or determine the validity of the Articles.

Shareholders Meetings.

An annual meeting should be convened at least once every calendar year, and no later than 15 months after the preceding annual meeting, to review the Company’s financial statements and to transact any other business required pursuant to the Articles or to the Companies Law, and any other matter which the board of directors places on the agenda of the annual meeting, at a time and place that the board of directors will determine. Under our Articles, the Companies Law, and the regulations promulgated thereunder, a special meeting may be called by the board of directors and at the demand of any of the following: (i) any two directors; (ii) one-quarter of the directors then serving; and (iii) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting of the shareholders. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by our board of directors, which, as a company listed on an exchange outside Israel, may be between 4 and 60 days prior to the date of the meeting.

According to the Articles, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate 33 1/3 % or more of the voting power. A meeting adjourned for lack of a quorum is reconvened one day thereafter at the same time and place or to such other day, time and place as our board of directors may indicate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue subject to the Israeli proxy rules, a notice of no less than 35 days should be given to the company’s shareholders. In some cases, a prior notice of not less than 14 days may be given to the company’s shareholders.

Changes in Capital.

Our share capital may be increased or decreased by a vote of our shareholders in accordance with the Companies Law, either by creating new shares of an existing class or of a new class. Furthermore, and subject to applicable law, our shareholders may resolve to make the following changes to our share capital:
•	alter or add classes of shares, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations;
•	consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares;
•	cancel any registered shares not yet allocated, provided we have made no commitment to allocate such shares; and
•	reduce our share capital and any reserved fund for redemption of capital.

Modification of Rights.

According to our Articles, if our share capital is divided into different classes of shares, any change to the rights and privileges of the holders of such class will require the approval of a meeting of such class of shares by a simple majority vote.

Borrowing Powers.

Pursuant to the Companies Law and our Articles , our board of directors may exercise all powers and take all actions that are not required under law or under our Articles to be exercised or taken by a certain organ of the Company, including the power to borrow money for company purposes.

Acquisition of a Controlling Stake.

According to the Companies Law, an acquisition pursuant to which a purchaser will hold a  “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser will hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis. This requirement does not apply if (i) the acquisition occurs in the context of a private placement (as defined in the Companies Law) by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions will become “dormant shares” and will not grant the purchaser any rights so long as they are held by the purchaser.

Acquisition.

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six (6) months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the full tender offer is not approved in accordance with the aforementioned requirements, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders. In the event, however, that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.